UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

AMPRIUS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

03214Q 108

(CUSIP Number)

Donald R. Dixon

400 S El Camino Real #1050

San Mateo, CA 94402

(650) 289-4455

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 03214Q 108	13D

1	NAMES OF REPORTING PERSONS Trident Capital Management VI, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,912,992 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,912,992 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,912,992 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) IA

(1)

Securities disclosed herein consist of (i) 6,558,627 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”), held by Trident Capital Fund-VI, L.P. (“Trident Fund VI”), (ii) 254,365 shares of Common Stock held by Trident Capital Fund—VI Principals Fund, L.L.C. (“Trident Principals VI”), (iii) 96,267 shares of Common Stock issuable upon the exercise of 96,267 PIPE Warrants (as defined below) held by Trident Fund VI and (iv) 3,733 shares of Common Stock issuable upon the exercise of 3,733 PIPE Warrants held by Trident Principals VI. Trident Capital Management VI, L.L.C. (“TCM VI”) is the sole general partner of Trident Fund VI and the sole managing member of Trident Principals VI. Donald R. Dixon, a member of the Issuer’s board of directors, and John H. Moragne (collectively, the “Managing Members”) are the managing members of TCM VI and, as such, may be deemed to have shared voting and dispositive power with respect to the securities held of record by each of Trident Fund VI and Trident Principals VI. The Managing Members disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein.

(2)

Based on 105,838,789 shares of Common Stock outstanding as of October 23, 2024, as reported by the Issuer in its Current Report on Form 8-K filed on October 23, 2024, plus 100,000 shares of Common Stock issuable upon the exercise of PIPE Warrants that are deemed to be beneficially owned by the Reporting Person.

CUSIP No. 03214Q 108	13D

1	NAMES OF REPORTING PERSONS Trident Capital Fund-VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,654,894(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,654,894(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,654,894(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Securities disclosed herein consist of (i) 6,558,627 shares of Common Stock and (iii) 96,267 shares of Common Stock issuable upon the exercise of 96,267 PIPE Warrants, each held by Trident Fund VI. TCM VI is the sole general partner of Trident Fund VI. The Managing Members are the managing members of TCM VI and, as such, may be deemed to have shared voting and dispositive power with respect to the securities held of record by Trident Fund VI. The Managing Members disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein.

(2)

Based on 105,838,789 shares of Common Stock outstanding as of October 23, 2024, as reported by the Issuer in its Current Report on Form 8-K filed on October 23, 2024, plus 96,267 shares of Common Stock issuable upon the exercise of PIPE Warrants that are deemed to be beneficially owned by the Reporting Person.

CUSIP No. 03214Q 108	13D

1	NAMES OF REPORTING PERSONS Trident Capital Fund—VI Principals Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 258,098 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 258,098 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 258,098 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Securities disclosed herein consist of (i) 254,365 shares of Common Stock and (ii) 3,733 shares of Common Stock issuable upon the exercise of 3,733 PIPE Warrants, each held by Trident Principals VI. TCM VI is the sole managing member of Trident Principals VI. The Managing Members are the managing members of TCM VI and, as such, may be deemed to have shared voting and dispositive power with respect to the securities held of record by Trident Principals VI. The Managing Members disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein.

(2)

Based on 105,838,789 shares of Common Stock outstanding as of October 23, 2024, as reported by the Issuer in its Current Report on Form 8-K filed on October 23, 2024, plus 3,733 shares of Common Stock issuable upon the exercise of PIPE Warrants that are deemed to be beneficially owned by the Reporting Person.

CUSIP No. 03214Q 108	13D

1	NAMES OF REPORTING PERSONS Donald R. Dixon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 440,165 (1)
	8	SHARED VOTING POWER 7,112,992 (2)
	9	SOLE DISPOSITIVE POWER 440,165 (1)
	10	SHARED DISPOSITIVE POWER 7,112,992 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,553,157 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1% (3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Securities disclosed herein consist of (i) 243,107 shares of Common Stock held by Mr. Dixon and (ii) 197,058 shares of Common Stock subject to options held by Mr. Dixon that are exercisable within 60 days of the date of this Statement.

(2)

Securities disclosed herein consist of (i) 6,558,627 shares of Common Stock held by Trident Fund VI, (ii) 254,365 shares of Common Stock held by Trident Principals VI, (iii) 96,267 shares of Common Stock issuable upon the exercise of 96,267 PIPE Warrants held by Trident Fund VI, (iv) 3,733 shares of Common Stock issuable upon the exercise of 3,733 PIPE Warrants held by Trident Principals VI, (v) 100,000 shares of Common Stock held by The Dixon Revocable Trust under agreement dated June 17, 1988 and (vi) 100,000 shares of Common Stock issuable upon the exercise of 100,000 PIPE Warrants held by The Dixon Revocable Trust under agreement dated June 17, 1988. TCM VI is the sole general partner of Trident Fund VI and the sole managing member of Trident Principals VI. Donald R. Dixon and John H. Moragne are the managing members of TCM VI and, as such, may be deemed to have shared voting and dispositive power with respect to the securities held of record by each of Trident Fund VI and Trident Principals VI. The Managing Members disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein. Mr. Dixon and Mr. Dixon’s spouse, Elizabeth W. Dixon, are co-trustees of The Dixon Revocable Trust under agreement dated June 17, 1988, and as such, may be deemed to have shared voting and dispositive power with respect to the securities held of record by The Dixon Revocable Trust under agreement dated June 17, 1988.

(3)

Based on 105,838,789 shares of Common Stock outstanding as of October 23, 2024, as reported by the Issuer in its Current Report on Form 8-K filed on October 23, 2024, plus (i) 200,000 shares of Common Stock issuable upon the exercise of PIPE Warrants that are deemed to be beneficially owned by the Reporting Person and (ii) 197,058 shares of Common Stock deemed to be beneficially owned by the Reporting Person that are issuable upon exercise of options held by the Reporting Person.

CUSIP No. 03214Q 108	13D

1	NAMES OF REPORTING PERSONS John H. Moragne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,912,992 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,912,992 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,912,992 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.5% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Securities disclosed herein consist of (i) 6,558,627 shares of Common Stock held by Trident Fund VI, (ii) 254,365 shares of Common Stock held by Trident Principals VI, (iii) 96,267 shares of Common Stock issuable upon the exercise of 96,267 PIPE Warrants held by Trident Fund VI and (iv) 3,733 shares of Common Stock issuable upon the exercise of 3,733 PIPE Warrants held by Trident Principals VI. TCM VI is the sole general partner of Trident Fund VI and the sole managing member of Trident Principals VI. Donald R. Dixon and John H. Moragne are the managing members of TCM VI and, as such, may be deemed to have shared voting and dispositive power with respect to the securities held of record by each of Trident Fund VI and Trident Principals VI. The Managing Members disclaim beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein.

(2)

Based on 105,838,789 shares of Common Stock outstanding as of October 23, 2024, as reported by the Issuer in its Current Report on Form 8-K filed on October 23, 2024, plus 100,000 shares of Common Stock issuable upon the exercise of PIPE Warrants that are deemed to be beneficially owned by the Reporting Person.

CUSIP No. 03214Q 108	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of Amprius Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1180 Page Ave, Fremont, California 94538.

Item 2. Identity and Background.

(a) This Statement is being filed by Trident Capital Management – VI, L.L.C. (“TCM VI”), Trident Capital Fund – VI, L.P. (“Trident Fund VI”), Trident Capital Fund – VI Principals Fund, L.L.C. (“Trident Principal VI”, together with TCM VI and Trident Fund VI, the “Reporting Entities”) and Donald R. Dixon, a member of the Issuer’s board of directors (the “Board”), and John H. Moragne (together with Mr. Dixon, the “Managing Members”). The Reporting Entities and the Managing Members are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address of the Managing Members is 404 S El Camino Real # 1050, San Mateo, CA 94402.

(c) Each Reporting Entity is a venture capital investment entity. TCM VI is the sole general partner of Trident Fund VI and the sole managing member of Trident Principals VI. Donald R. Dixon and John H. Moragne are the managing members of TCM VI and, as such, may be deemed to have shared voting and dispositive power with respect to the securities held of record by each of Trident Fund VI and Trident Principals VI.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of TCM VI and Trident Principal VI is a limited liability company organized under the laws of the State of Delaware. Trident Fund VI is a limited partnership organized under the laws of the State of Delaware. Donald R. Dixon and John H. Moragne are each a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

In February 2009, Trident Fund VI and Trident Principals VI purchased an aggregate of 4,552,352 shares of the Series A preferred stock of Amprius, Inc. (“Amprius Holdings”) at a purchase price of $0.4631 per share and an aggregate purchase price of approximately $2,100,000.

In March 2010, Trident Fund VI and Trident Principals VI purchased an aggregate of 541,947 shares of Amprius Holdings’ Series A preferred stock at a purchase price of $0.4631 per share and an aggregate purchase price of approximately $250,000.

In February 2011, Trident Fund VI and Trident Principals VI purchased an aggregate of 3,300,638 shares of Amprius Holdings’ Series B preferred stock at a purchase price of $1.3562 per share and an aggregate purchase price of approximately $4,476,325.

In February 2011, Mr. Dixon purchased 184,338 shares of Amprius Holdings’ Series B preferred stock at a purchase price of $1.3562 per share and an aggregate purchase price of approximately $249,999.

In December 2013, Trident Fund VI and Trident Principals VI purchased 1,274,926 shares of Amprius Holdings’ Series C preferred stock at a purchase price of $1.7328 per share and an aggregate purchase price of approximately $2,209,192.

In December 2013, Mr. Dixon purchased 46,691 shares of Amprius Holdings’ Series C preferred stock at a purchase price of $1.7328 per share and an aggregate purchase price of approximately $80,906.

On October 23, 2024, Amprius Holdings, which was the majority stockholder of the Issuer, voluntarily liquidated and dissolved. In connection therewith, Amprius Holdings distributed to its stockholders on a pro rata basis an aggregate of 57,195,926 shares of Common Stock (the “Liquidating Distribution”). In connection with the Liquidating Distribution, Trident Fund VI received 6,462,360 shares of Common Stock, Trident Principals VI received 250,632 shares of Common Stock, and Donald R. Dixon received 225,212 shares of Common Stock.

On September 14, 2022 (the “Closing Date”), the Issuer completed a business combination pursuant to the Business Combination Agreement, dated May 11, 2022 (the “Business Combination Agreement”), by and among the Issuer, Kensington Capital Merger Sub Corp., a wholly owned subsidiary of the Issuer (“Merger Sub”), and Amprius Technologies Operating, Inc. (formerly known as Amprius Technologies, Inc., a Delaware corporation incorporated in March 2015) (“Legacy Amprius”). Concurrently with the closing of the transactions contemplated by the Business Combination Agreement, Trident Fund VI and Trident Principals VI purchased from the Issuer an aggregate of 100,000 PIPE Units (as defined below) for an aggregate price of $1,000,000. The Dixon Revocable Trust under agreement dated June 17, 1988, of which Mr. Dixon and Mr. Dixon’s spouse, Elizabeth W. Dixon, are co-trustees, purchased an aggregate of 100,000 PIPE Units for an aggregate price of $1,000,000.

As used herein “PIPE Unit” means (i) one share of Common Stock, and (ii) one warrant (each, a “PIPE Warrant”) to purchase one share of Common Stock. The terms of the PIPE Warrants are governed by a warrant agreement (the “PIPE Warrant Agreement”) entered by the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (“CST”). The PIPE Warrants are exercisable at a price of $12.50 per share.

All shares of the capital stock of the Issuer purchased by Trident Fund VI and Trident Principals VI have been purchased using investment funds provided to Trident Fund VI and Trident Principals VI by their respective limited partner and general partner investors. All shares of the capital stock of the Issuer purchased by Donald R. Dixon or related trust have been purchased using his or the trust’s own investment funds. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Mr. Dixon serves as a member of the Issuer’s board of directors and, in such capacity, may influence the corporate activities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

From time to time, Mr. Dixon, in his capacity as a member of the Issuer’s board of directors, may also acquire beneficial ownership of additional shares of Common Stock or other securities of the Issuer as compensation, by purchase or otherwise, including (a) pursuant to the exercise of options currently owned by Mr. Dixon or (b) upon receipt from the Issuer of future compensatory equity incentive awards for which he qualifies, including, but not limited to, awards of Common Stock, options to purchase shares of Common Stock, and restricted stock units for Common Stock.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above, which are incorporated herein by reference.

(c) Except as reported in this Statement, including as disclosed under Item 2 above, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Lock-up Agreement

In connection with the Liquidating Distribution, each of Trident Fund VI, Trident Principals VI and Donald R. Dixon entered into a six-month lock-up agreement in respect of 50% of the shares of Common Stock such person or entity received in the Liquidating Distribution (the “Lock-up Agreement”). The above summary is qualified by reference to such description and the full text of the Lock-up Agreement, which is filed as an exhibit to this Statement and is incorporated herein by reference.

Joinder to Registration Rights Agreement

In connection with the Liquidating Distribution, each of Trident Fund VI, Trident Principals VI and Donald R. Dixon entered into joinders to the Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, among other things, the Issuer is obligated to file a registration statement to register the resale of certain securities of the Issuer held by, among others, the Reporting Persons. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Reporting Persons may demand, at any time or from time to time, that the Issuer file a registration statement on Form S-3 (or on Form S-1 if Form S-3 is not available) to register the securities of the Issuer held by the Reporting Persons. The Registration Rights Agreement also provides the Reporting Persons with “piggy-back” registration rights, subject to certain requirements and customary conditions.

This summary is qualified by the actual terms of the Registration Rights Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

PIPE Subscription Agreement

As disclosed in Item 3, Trident Fund VI, Trident Principals VI and Mr. Dixon entered into separate Subscription Agreements with the Issuer, pursuant to which Trident Fund VI and Trident Principals VI purchased from the Issuer an aggregate of 100,000 PIPE Units, and The Dixon Revocable Trust under agreement dated June 17, 1988, of which Mr. Dixon and Mr. Dixon’s spouse, Elizabeth W. Dixon, are co-trustees, purchased an aggregate of 100,000 PIPE Units.

Pursuant to the Subscription Agreements, the Issuer agreed, among other things, to file with the SEC, at the Issuer’s sole cost and expense, a registration statement registering the resale of the PIPE Shares and the Common Stock and issuable upon exercise of the PIPE Warrants (the “Resale Registration Statement”), and to use its commercially reasonable efforts to maintain the effectiveness of the Resale Registration Statement.

This summary is qualified by the actual terms of the Subscription Agreements, a form of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated October 25, 2024, by and among the Reporting Persons (filed herewith).

Exhibit 2	Lock-Up Agreement, dated as of October 23, 2024 (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on October 23, 2024).

Exhibit 3	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed September 7, 2022).

Exhibit 4	Registration Rights Agreement, dated September 14, 2022, by and among the Issuer and other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed September 16, 2022)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2024

Trident Capital Fund – VI, L.P.
Trident Capital Fund – VI Principals Fund, L.L.C.
By: Trident Capital Management – VI, L.L.C. as general partner or managing member of the foregoing funds

By:	/s/ Donald R. Dixon
Name: Donald R. Dixon
Title: Managing Member

Trident Capital Management – VI, L.L.C.

By:	/s/ Donald R. Dixon
Name: Donald R. Dixon
Title: Managing Member

Donald R. Dixon

By:	/s/ Donald R. Dixon

John H. Moragne

By:	/s/ John H. Moragne